Exhibit (a)(1)(c)

May 22, 2012

Dear Stockholder:

We are pleased to inform you that on April 30, 2012, PLX Technology, Inc. (“PLX”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Integrated Device Technology, Inc. (“IDT”) and its wholly-owned subsidiaries Pinewood Acquisition Corp. (the “Purchaser”) and Pinewood Merger Sub, LLC (“Merger LLC”), pursuant to which the Purchaser has commenced an exchange offer to purchase all outstanding shares of our common stock in exchange for a price per share of (i) 0.525 of a share of IDT’s common stock and (ii) $3.50 in cash.

If successful, the exchange offer will be followed by the merger of the Purchaser with and into PLX, with PLX continuing as the surviving corporation in the merger. In the merger, all of PLX’s outstanding shares (other than Shares beneficially owned by IDT or any of its subsidiaries, shares held in treasury by PLX and shares held by PLX stockholders who have properly preserved their appraisal rights, if any, under applicable law), will be converted into the right to receive the same consideration as in the exchange offer. It is currently anticipated that, following consummation of the merger and if certain conditions are met, the surviving corporation will then merge with and into Merger LLC, with Merger LLC surviving the merger as a wholly-owned subsidiary of IDT.

The Board of Directors of PLX has unanimously determined that the transactions contemplated by the Merger Agreement, including the exchange offer and the mergers, are fair to and in the best interests of PLX and its stockholders, and approved and declared the Merger Agreement and the transactions contemplated thereby, including the exchange offer and the mergers, advisable. Accordingly, the board of directors of PLX has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously recommended to PLX’s stockholders that they accept the exchange offer and tender their shares of PLX common stock in the exchange offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is (i) a copy of PLX’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated May 22, 2012, which sets forth the terms and conditions of the exchange offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the exchange offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the exchange offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on June 20, 2012.

Sincerely,

Ralph Schmitt

Chief Executive Officer

PLX Technology    ¢    870 W. Maude Ave.    ¢    Sunnyvale, CA 94085    ¢    www.plxtech.com